SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For October 7, 2003



                        i-CABLE Communications Limited
            -------------------------------------------------------
                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
            -------------------------------------------------------
                   (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F       X           Form 40-F
                            -----------                     -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                         No                  X
                            -----------                     -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

              i-CABLE Communications Limited Interim Report 2003

About the Company



i-CABLE Communications Limited is Hong Kong's leading integrated communications company that owns and operates one of two near universal broadband telecommunications networks in the territory; creates its own multimedia contents; and offers Pay TV and Internet including Broadband services at the same time.

The Group's mission is to connect the people of Hong Kong with its growing portfolio of information, entertainment and telecommunications services to enhance their lifestyles.

92

July
Hong Kong Government invited tenders for subscription television licence


93

June
Hong Kong Cable (formerly Wharf Cable) awarded a 12-year licence

October
Hong Kong Cable went on air with eight channels; Asia's first 24-hour news channel launched


94

October
Launched Cineplex pay-per-view service, offering movies and top-notch sports events


95

September
Completed fibre trunk; HFC conversion programme began


97

July
Obtained 73% growth of viewership from 1996 to become one of Hong Kong's top five media

98

May
HFC network passed 600,000 homes, achieved last milestone under subscription television licence

October
Celebrates 5th anniversary of Pay TV service


99

March
i-CABLE dial-up Internet access service launched

May
i-CABLE Communications Limited incorporated

July
50,000 hours of non-stop news aired

November
i-CABLE Communications Limited successfully listed on Nasdaq in the US and Hong Kong Stock Exchange


00

January
Received FTNS licence

March
i-CABLE Broadband Service formally launched, using cable modem technology

December
First annual net profit achieved


01

February
i-CABLE Broadband Service available to
1 million homes

August
Commenced digital broadcasting migration plan

December
Achieved sevenfold increase in annual net profit and started to pay a dividend


02

April
Launch of fully digitised news production centre, first in Hong Kong

June
Exclusive live broadcast of 2002 FIFA World Cup


2003

April
Horizon Channel granted limited landing right in China

July
Entertainment News Channel Launched

October
Celebrates 10th anniversary of Pay TV service


RESULTS HIGHLIGHTS

o  Turnover decreased by 8% to
   HK$1,037 million (2002: HK$1,123 million).

o  EBITDA increased by 3% to
   HK$378 million to surpass all previous
   periods (2002: HK$368 million).

o Net profit decreased by HK$7 million to HK$95 million (2002: HK$103 million) after a HK$9 million tax provision (2002: nil).

o Capital expenditure declined by 49% to HK$178 million (2002: HK$352 million).

o  An interim dividend per share of 1.5 cents (2002: 1.5 cents) will be paid.


PAY TV

o Subscribers grew by 4% year-on-year to 625,000 (2002: 600,000) against a weak economy.

o  Turnover decreased by 4% to
   HK$844 million (2002: HK$877 million) while operating costs before depreciation decreased by 16% mainly due to the absence of 2002 FIFA World Cup.

o  EBITDA increased by 19% to
   HK$353 million (2002: HK$297 million).

o Operating profit increased by 37% to HK$210 million (2002: HK$154 million).


INTERNET & MULTIMEDIA

o  Broadband subscribers grew by 29%
   year-on-year to 247,000 (2002: 192,000).

o  ARPU declined by 41% to HK$125
   (2002: HK$213) due to aggressive pricing strategy but has stabilised during the period of review.

o  Turnover decreased by 21% to
   HK$193 million (2002: HK$246 million)
   due to ARPU erosion.

o  EBITDA decreased by 44% to
   HK$71 million (2002: HK$127 million)
   with an operating loss of HK$48 million (2002: operating profit of HK$31 million) reported.

GROUP RESULTS
The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2003 amounted to HK$95 million, as compared to HK$103 million for the corresponding period in 2002. Basic and diluted earnings per share were both
4.7 cents for 2003, as compared with 5.1 cents and 5.0 cents respectively last year.


INTERIM DIVIDEND
The Board has declared an interim dividend in respect of the half-year period ended June 30, 2003 of 1.5 cents (2002: 1.5 cents) per share, payable on Monday, October 13, 2003 to Shareholders on record as at October 6, 2003.


BUSINESS REVIEW

Overview

The Group has been operating in a very challenging and competitive environment in recent years. The already weak economy suffered a further blow in the first half of 2003 as Hong Kong was hit by the outbreak of the infectious disease SARS, which significantly dampened business and consumer spending sentiments.

Against such a backdrop, the Group managed to report a net profit of HK$95 million for the first six months of this year, a marginal decrease in the order of HK$7 million (or 7%) when compared with the same period last year. Turnover decreased by 8% to HK$1,037 million. However, effective cost control brought a 13% (or HK$97 million) decrease in operating cost before depreciation to HK$659 million. As a result, EBITDA rose by 3% to HK$378 million to surpass all previous periods while EBITDA margin increased to 36% from 33% in the first half of 2002.

On the Pay TV front, subscribers grew by 4% year over year to 625,000. However, revenue decreased by 4% due to the absence of any comparable mega-attraction for programming similar to the World Cup in 2002. In Broadband, while a subscriber growth of 29% to 247,000 was achieved year-on-year, turnover decreased due to ARPU erosion resulting from an aggressive pricing strategy in a keenly competitive market.

As Hong Kong emerged from the SARS outbreak and confidence gradually began to return, the Group will strive to regain the growth momentum for its core businesses which was disrupted in the first half.

Operating Environment and Competition

Galaxy has once again obtained approval from the Government to extend the deadline for its rollout milestone until the first quarter of 2004. Meanwhile, in addition to Yes TV and TV Plus, which are already in operation, PCCW-HKT and Hong Kong Broadband have disclosed plans to launch Pay TV services in the third quarter of this year. While these developments have yet to challenge our leading position in the Pay TV market, the Group will continue to enhance its programmes and sharpen its marketing and customer service to prepare for imminent additional competition.

Keen competition continued to impact on the Group's Broadband business in the first half of 2003 but the decline in ARPU appears to have been arrested as the market began to stabilise, and the Group's aggressive pricing strategy has enabled it to continue to deepen its market penetration during the period under review.

Pay TV

Irrespective of the weak economy and the absence of any mega programming impetus like the World Cup last year, the Group managed to report a steady 4% year-on-year subscriber growth to 625,000 with the implementation of a variety of new marketing campaigns.

The subscriber growth also indicated that anti-piracy measures, in particular, digitisation of television service, implemented by the Group has been effective. About half of the Group's subscribers are now receiving digital television service and the pace of conversion will accelerate in the latter half of the year.

Turnover decreased by HK$34 million to HK$844 million year-on-year but increased by HK$11 million when compared to the second half of 2002, reflecting the resilience of this core business against a difficult business environment. ARPU was HK$219, compared to HK$244 and HK$222 in the first and second halves of 2002 respectively.

Continuing tight control over programming and other operating costs enabled EBITDA to improve by HK$57 million or 19% to HK$353 million while operating profit rose by HK$57 million or 37% to HK$210 million.

On top of introducing new channels to its platform, the Group started to introduce sports events on a "Pay-per-event" basis as a means to offer additional choice to subscribers and to derive additional revenue. Events introduced during the first half included World Cup Cricket, NCAA basketball finals and NHL playoff matches. Riding on the success of the month-long World Cup Cricket, a new premium channel of World Cricket Live was introduced in April. These initiatives also served to further consolidate the Group's position as the leading Sports station in Hong Kong.

Five new channels were launched in the first half of 2003. The Basic Package was enhanced with Creation TV and Macao Cultural Channel. ABC, TVE and NHK World TV were added to the International Package to expand its appeal to viewers. By August, the Group is offering 62 programming channels on its digital platform.

The news platform more than lived up to the expectations of viewers in the first half with coverage of the military conflict in Iraq and the tragic outbreak of the infectious disease SARS in Hong Kong. Cable News became an important source of information for many with its live and in-depth coverage round the clock at every stage of the crises. Not only have the news channels gained significant viewership growth during the period, CABLE TV's news platform also gained wide acclaim and recognition from the community as an accurate and timely tool of information.

Efforts to enhance local production continued during the period. As a result, viewership of other original channels inclusive of Entertainment and Children increased during the period. Entertainment Channel focused on developing weekend viewing and recorded marked viewership increase for its talk shows, dramas and self produced programmes such as Maria's Kitchen and Unbelievable.

In July, the much talked about Entertainment News Channel was officially launched, providing round the clock reports on happenings in the local and international entertainment world. Even before its launch, the channel was successful in getting attention from the media, making its launch a much-anticipated event. Asia Plus, a Chinese infotainment satellite channel originating from Taiwan, was also launched exclusively in August.

To offset the adverse effect of a weak commercial airtime market, Hong Kong Cable Enterprises (OHKCEO) focused on developing new products to create market demand. That successfully opened new fronts.

Meanwhile, HKCE has also been successful in licensing the Group's digital content to other service providers, including mobile phone operators as well as overseas television stations.

Internet and Multimedia

The Group continued its aggressive pricing strategy for the Broadband business during the period under review in order to further penetrate the competitive market. Despite a growth of 22,000 new subscribers in the first half of 2003 to reach 247,000, turnover dropped by 21% to HK$193 million year-on-year due to an erosion of ARPU in order of 41% to HK$125, which began to stabilise during the period.

The drop in turnover caused a decline in EBITDA to HK$71 million. Coupled with a HK$22 million increase in depreciation with the expansion of the subscriber base, this business unit recorded a net operating loss of HK$48 million against a HK$31 million profit generated in the first six months of 2002.

On top of amassing market share, the Group has also spent much effort to further enhance its service quality and customer satisfaction by deploying new transmission technology for its Broadband service. The efforts have been effective in expanding our network capacity to accommodate more customers and to enhance product quality to retain existing subscribers. The Group will also develop value-added services to create competitive advantages for its access service.

The Group's multimedia portals, with their unique and fresh content, continued to gain recognition and subscribers. Parallel with market changes and consumers' demands, new premium portals, such as a dedicated football portal, were introduced when the new football season started.

Prospects

The conflict in the Gulf and the outbreak of SARS have inflicted further damages to the economy during the period under review, posing even greater challenges to our businesses as the Group needed to brace with keener competition at the same time.

Against such a backdrop, the Group managed to report sustained subscriber growth for both Pay TV and Broadband in the first half of 2003, at the expense of sacrificing short-term profit margin particularly for the Broadband business.

We shall work rigorously to continue to build our subscriber base, to develop revenue enhancement opportunities and to refine our operation efficiency in the face of the more challenging and competitive environment ahead of us.

To prepare for the launch of new competitive Pay TV services, the Group has taken steps to enhance its programme offerings with the launch of a 24-hour Entertainment News Channel in July. At the same time, exclusive distribution agreements have been renewed for popular satellite channels such as CNNI, Discovery and AXN. More premium channels as well as pay-per-event sports programmes have been acquired to generate additional revenue.

On the Broadband service front, the proactive steps we have taken to improve service quality and customer retention efforts are beginning to bear fruit. New transmission technology deployed since last year has expanded our network capacity to accommodate new customers and to improve further on service quality.

Following the grant of landing right of our satellite channel in selected compounds in China, plans are afoot to further enhance its content and to begin marketing the channel in the Mainland in the second half of the year.

The Group will celebrate the 10th anniversary of its Pay TV service in October. In the past decade, we have grown from an eight-channel subscription television service provider to become a fully integrated communications company that offers a wide array of entertainment and telecommunications services, transmitted over our own near universal network, with programmes produced by state-of-the-art digital facilities.

Although the growth momentum of our core businesses has been temporarily affected by the challenging economic environment, the Group is optimistic that our solid business foundation built over the past decade, the active steps that we have taken to constantly improve and the investment that we have made to build for the future, will steer us through the current economic difficulties.


COMMENTARY ON INTERIM RESULTS

A. Review of 2003 Interim Results

Consolidated turnover decreased by 8% to HK$1,037 million. Pay TV turnover declined by 4% to HK$844 million as last year's turnover was boosted by the 2002 FIFA World Cup related airtime sales revenues. Internet & Multimedia turnover decreased by 21% to HK$193 million as a result of erosion in Broadband ARPU which fell by 41% year-on-year to HK$125. While protecting and growing the revenue base under the current weak economic environment will continue to be challenging, comfort is taken from the fact that the World Cup impact is non-recurring and the Group's Broadband ARPU has stabilised in the past few months.

The Group continues to be vigilant on keeping its costs under control. Operating costs before depreciation decreased by 13% or HK$97 million to HK$659 million. The decrease was primarily attributable to a 21% or HK$87 million fall in programming costs due to the non-recurring World Cup related programming costs incurred in 2002. Network and other operating costs remained stable at HK$174 million. Selling, general and administrative expenses decreased by 5% to HK$167 million due mainly to lower marketing costs.

As a result of the cost savings, earnings before interest, tax, depreciation and amortization or EBITDA rose by 3% to HK$378 million while EBITDA margin increased to 36% from 33% in 2002.

Depreciation increased by 9% to HK$264 million due mainly to capital investments in digital set-top boxes, cable modems and related broadband equipment to cater for subscriber growth and services enhancement. Operating profit thus dropped by HK$12 million to HK$114 million.

The early partial redemption of the fixed rate convertible bonds in October 2002 led to an 80% or HK$17 million reduction in net financing costs as around HK$27 million savings in finance expenses more than offset a HK$9 million corresponding drop in interest income.

Profit before taxation increased marginally to HK$104 million despite a weak economy and keen competition. A HK$9 million charge was made for additional profits tax payable on the Group's leveraged leasing transactions, following this year's increase in profits tax rate from 16% to 17.5%.

As a result of the tax charge, net profit attributable to shareholders for the first half of 2003 decreased by HK$7 million or 7% to HK$95 million.

Basic earnings per share were 4.7 cents as compared to 5.1 cents in 2002.

B. Segmental Information

Pay TV

Subscribers grew steadily by 20,000 in the first half of 2003 to reach 625,000 as a result of new marketing and retention initiatives. Both turnover and operating expenses were lower in the first half as expected in the absence of the World Cup impact last year. Turnover decreased by HK$34 million to HK$844 million year-on-year but increased by HK$11 million when compared to the second half of 2002. ARPU was HK$219, compared to HK$244 and HK$222 in the first and second halves of 2002 respectively.

Continuing tight control over programming and other operating costs enabled EBITDA to improve by HK$57 million or 19% to HK$353 million while operating profit rose by HK$57 million or 37% to HK$210 million.

Internet & Multimedia

Subscribers grew by 22,000 in the first half of 2003 to 247,000 as overall market growth slowed down compared to last year. The Group has continued to adopt an aggressive pricing strategy in a continuing highly competitive environment. As a result, ARPU declined by 41% year-on-year to HK$125 but has stabilised in recent months. Turnover dropped by 21% to HK$193 million due to the ARPU erosion.

The decrease in turnover flowed through to the bottom line as EBITDA decreased by 44% to HK$71 million while operating costs before depreciation was essentially flat. This coupled with a HK$22 million increase in depreciation to reverse net operating results to a HK$48 million loss this year against a HK$31 million profit generated in the first six months of 2002.

C. Liquidity and Financial Resources

The Group's net debt level fell during the period under review by 33% to HK$130 million at June 30, 2003, being HK$304 million of bank loans, HK$300 million of fixed rate convertible bonds due to be repaid in November 2003, offset by HK$468 million deposits with financial institutions and HK$6 million of cash and cash equivalents. The ratio of net debt to total assets as at June 30, 2003 was 5%, against 7% one year earlier. All the Group's borrowings, and cash and cash equivalents were denominated in Hong Kong dollars.

The consolidated net asset value of the Group as at June 30, 2003 was HK$1,590 million, or HK$0.79 per share. There was no charge on any of the Group's assets.

The Group's assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged. The Group thereby did not expect to be affected to any significant extent by fluctuations in exchange rates. There was also no need to make use of any financial instruments for hedging purpose.

Capital expenditure during the period amounted to HK$178 million as compared to HK$352 million in the same period last year. Major items included investments on digital set-top boxes, cable modems, as well as further network upgrade and expansion. These items are expected to continue to be the major areas of capital expenditures for the Group in the second half of 2003. Ongoing capital expenditures are expected to be funded by cash generated from operations and if needed bank borrowings or other external sources of funds.

D. Contingent Liabilities

At June 30, 2003, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks of up to HK$139 million of which only HK$8 million was utilised by the subsidiaries.

The Group is in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations with estimated maximum net exposure to the Group of HK$40 million at June 30, 2003. The outcome of the discussion is uncertain but management is of the view that there are ample grounds to support the deductibility of the interest expenses.

E. Human Resources

The Group had a total of 2,640 employees at the end of the first half of 2003. Total salaries and related costs incurred in the corresponding period amounted to HK$360 million.

The Group has always operated as a meritocracy, by which the top performers are adequately rewarded for their contributions and under-performance is effectively addressed, so that the employee base could remain a competitive asset.

We finished our first year of a more rigorous performance management system of accountability for business performance, and all colleagues had a portion of their compensation tied to the Group's performance, giving everyone a stake in the Group's results.


COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the OStock ExchangeO), at any time during the six months ended June 30, 2003.


CONSOLIDATED PROFIT AND LOSS ACCOUNT
Six months ended June 30, 2003 - unaudited


                                                                     Six months ended June 30,
                                                                            2003               2002
                                                       Note              HK$'000            HK$'000

----------------------------------------------------------------------------------------------------------

Turnover                                                 2             1,036,705          1,122,980
Programming costs                                                       (317,648)          (404,349)
Network and other operating expenses                                    (174,393)          (175,406)
Selling, general and administrative expenses                            (166,693)          (175,616)
----------------------------------------------------------------------------------------------------------


Profit from operations before depreciation                               377,971            367,609
Depreciation                                                            (264,352)          (242,010)
----------------------------------------------------------------------------------------------------------


Profit from operations                                   2               113,619            125,599
Interest income                                          3                 5,055             14,447
Finance costs                                            3                (9,403)           (36,001)
Non-operating expense                                                     (5,050)            (1,477)
----------------------------------------------------------------------------------------------------------


Profit before taxation                                   3               104,221            102,568
Taxation                                                 4                (8,931)                 -
----------------------------------------------------------------------------------------------------------


Profit attributable to shareholders                                       95,290            102,568
----------------------------------------------------------------------------------------------------------



Dividends attributable to the period
  Final dividend in respect of the previous
    financial year, declared during the period                            30,289                  -
  Interim dividend declared after
    the balance sheet date                                                30,289             30,210
----------------------------------------------------------------------------------------------------------


                                                         6                60,578             30,210
----------------------------------------------------------------------------------------------------------


Earnings per share
  Basic                                                  5             4.7 cents          5.1 cents
----------------------------------------------------------------------------------------------------------


  Diluted                                                5             4.7 cents          5.0 cents
----------------------------------------------------------------------------------------------------------



CONSOLIDATED BALANCE SHEET
At June 30, 2003 - unaudited

                                                                     At June 30,    At December 31,
                                                                            2003               2002
                                                       Note              HK$'000            HK$'000
                                                                     (unaudited)         (restated)

----------------------------------------------------------------------------------------------------------

Non-current assets
Property, plant and equipment                            7             2,213,626          2,302,189
Programming library                                      8               137,903            148,851
Deferred tax asset                                                       120,818            107,198
Non-current investments                                  9                 9,725             20,957
----------------------------------------------------------------------------------------------------------


                                                                       2,482,072          2,579,195


Current assets
Inventories                                                               22,378             24,477
Accounts receivable from trade debtors                  12                96,233             89,480
Deposits, prepayments and other receivables                               51,039             32,312
Amounts due from fellow subsidiaries                                       7,809              8,197
Deposits with financial institutions                    11               468,000            468,000
Investments in debt securities                          10                     -             15,746
Cash and cash equivalents                                                  5,833              6,696
----------------------------------------------------------------------------------------------------------


                                                                         651,292            644,908


Current liabilities
Amounts due to trade creditors                          13                44,240             53,448


Accrued expenses and other payables                                      292,294            322,547
Receipts in advance and customers' deposits                              289,526            383,751
Interest-bearing borrowings                                              603,681            686,299
Taxation                                                                  72,073              2,007
Dividend payable in respect of the
  previous financial year                                                 30,289                  -
Amounts due to fellow subsidiaries                                        24,863             16,758
Amount due to immediate holding company                                      150                531
----------------------------------------------------------------------------------------------------------


                                                                       1,357,116          1,465,341

----------------------------------------------------------------------------------------------------------


Net current liabilities                                                 (705,824)          (820,433)

----------------------------------------------------------------------------------------------------------


Total assets less current liabilities                                  1,776,248          1,758,762


                                                                     At June 30,    At December 31,
                                                                            2003               2002
                                                       Note              HK$'000            HK$'000
                                                                     (unaudited)         (restated)

----------------------------------------------------------------------------------------------------------


Non-current liabilities
Deferred tax liabilities                                                 186,479            233,994
----------------------------------------------------------------------------------------------------------


NET ASSETS                                                             1,589,769          1,524,768
----------------------------------------------------------------------------------------------------------


Capital and reserves
Share capital                                           14             2,019,234          2,019,234
Reserves                                                                (429,465)          (494,466)
----------------------------------------------------------------------------------------------------------


                                                                       1,589,769          1,524,768
----------------------------------------------------------------------------------------------------------


CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended June 30, 2003 - unaudited

                                                                     Six months ended June 30,
                                                                            2003               2002
                                                                         HK$'000            HK$'000

----------------------------------------------------------------------------------------------------------

Operating activities
Profit before taxation                                                   104,221            102,568


Adjustments for:
Net finance costs                                                          4,348             21,554
Depreciation                                                             264,352            242,010
Amortisation of programming library                                       42,955            100,298
Others                                                                     8,246              1,477
----------------------------------------------------------------------------------------------------------


Operating profit before change in working capital                        424,122            467,907

Change in working capital                                               (145,863)            66,037
----------------------------------------------------------------------------------------------------------


Cash generated from operations                                           278,259            533,944
Interest received                                                          6,108             13,707
Interest paid                                                             (9,457)                (1)
----------------------------------------------------------------------------------------------------------


Net cash from operating activities                                       274,910            547,650
Investing activities
Purchase of property, plant and equipment                               (177,843)          (378,426)
Other net investing activities                                           (15,312)          (280,814)
----------------------------------------------------------------------------------------------------------


Net cash used in investing activities                                   (193,155)          (659,240)
Net cash used in financing activities                                    (82,618)                 -
----------------------------------------------------------------------------------------------------------


Net decrease in cash and cash equivalents                                   (863)          (111,590)
Cash and cash equivalents at January 1                                     6,696          1,204,053
----------------------------------------------------------------------------------------------------------


Cash and cash equivalents at June 30                                       5,833          1,092,463
----------------------------------------------------------------------------------------------------------


Analysis of the balances of cash and
  cash equivalents
Deposits with banks and other financial institutions                           -            999,267
Investment in money market fund                                                -             78,000
Cash at bank and on hand                                                   5,833             15,196
----------------------------------------------------------------------------------------------------------


                                                                           5,833          1,092,463
----------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2003 - unaudited

                                                   Share        Share        Revenue
                                                 capital       premium        reserve         Total
                                   Note          HK$'000       HK$'000        HK$'000       HK$'000
----------------------------------------------------------------------------------------------------------


Balance at January 1, 2003*
  As reported previously                       2,019,234     4,838,365     (5,345,831)    1,511,768
  Prior period adjustment
    arising from a change
    in accounting policy for
    income taxes**                   1                 -             -         13,000        13,000
----------------------------------------------------------------------------------------------------------


Balance at January 1, 2003, restated           2,019,234      4,838,365    (5,332,831)    1,524,768
Dividend approved in respect
  of the previous year                                 -             -        (30,289)      (30,289)
Profit for the period                                  -             -         95,290        95,290
----------------------------------------------------------------------------------------------------------


Balance at June 30, 2003*                      2,019,234     4,838,365     (5,267,830)    1,589,769
----------------------------------------------------------------------------------------------------------


* Included in the Group's revenue reserve at January 1 and June 30, 2003 was positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

** As a result of the prior year adjustment arising from a change in accounting policy for income taxes, the debit balance of revenue reserve at January 1, 2002 was reduced by HK$13,000,000.


NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

1.   Basis of preparation and comparative figures
     The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice (OSSAPO) 25 OInterim financial reportingO issued by the Hong Kong Society of Accountants.

     Except as disclosed below, the same accounting policies adopted in the annual accounts for the year ended December 31, 2002 have been applied to the interim financial report.

     In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

     With effect from January 1, 2003, in order to comply with SSAP12 (revised) OIncome taxesO, the Group has adopted a new policy for deferred tax. All deferred tax assets and liabilities arising from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases, along with deferred tax assets arising from unused tax losses and unused tax credits, to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilised, are recognised based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities using tax rates enacted or substantially enacted at the balance sheet date.

     The new accounting policy has been adopted retrospectively with the debit balance of revenue reserve as at January 1, 2002 restated and reduced by HK$13 million.

2.  Segment information

    Business segment

                                                  Segment revenue              Segment result
                                                 Six months ended             Six months ended
                                                     June 30,                     June 30,
                                                   2003          2002           2003          2002
                                                 HK$'000       HK$'000        HK$'000       HK$'000

----------------------------------------------------------------------------------------------------------


         Pay TV                                  843,914       877,421        210,202       153,667
         Internet and multimedia                 192,791       245,559        (47,662)       30,607
----------------------------------------------------------------------------------------------------------


                                               1,036,705     1,122,980        162,540       184,274
----------------------------------------------------------------------------------------------------------


         Unallocated corporate
           expenses                                                           (48,921)      (58,675)
----------------------------------------------------------------------------------------------------------


         Profit from operations                                               113,619       125,599
----------------------------------------------------------------------------------------------------------


         Geographical segment
         During the periods presented, less than 10% of the Group's turnover and operating profit were derived from activities conducted outside Hong Kong.

3.       Profit before taxation
         Profit before taxation is stated after charging/(crediting):

                                                                              Six months ended
                                                                                  June 30,
                                                                            2003               2002
                                                                         HK$'000            HK$'000

----------------------------------------------------------------------------------------------------------


         Interest income
         Interest income from listed investments                            (205)              (643)
         Interest income from deposits with banks and
           other financial institutions                                   (4,850)           (13,510)
         Other interest income                                                 -               (294)
----------------------------------------------------------------------------------------------------------


                                                                          (5,055)           (14,447)
----------------------------------------------------------------------------------------------------------


         Finance costs
         Interest expenses on bank loans and
           overdrafts repayable within five years                          3,403                  1
         Interest expenses on convertible bonds
           repayable within five years                                     6,000             36,000


----------------------------------------------------------------------------------------------------------

                                                                           9,403             36,001
----------------------------------------------------------------------------------------------------------


         Other items
         Depreciation                                                    264,352            242,010
         Amortisation of programming library*                             42,955            100,298
----------------------------------------------------------------------------------------------------------


         * Amortisation of programming library is included within programming costs in the consolidated profit and loss account of the Group.

4.       Taxation
         Taxation in the consolidated profit and loss account represents:

                                                                              Six months ended
                                                                                  June 30,
                                                                            2003               2002
                                                                         HK$'000            HK$'000

         -------------------------------------------------------------------------------------------------


         Provision for Hong Kong Profits Tax
           for the period                                                 70,066              5,442
         Transferred from deferred tax                                   (61,135)            (5,442)
----------------------------------------------------------------------------------------------------------


                                                                           8,931                  -
----------------------------------------------------------------------------------------------------------


    The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at 17.5% (2002: 16%).

5.  Basic and diluted earnings per share
    The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$95,290,000 (2002: HK$102,568,000) and the weighted average number of ordinary shares outstanding during the period of 2,019,234,400 (2002: 2,014,000,000).

    The calculation of diluted earnings per share is based on the profit attributable to shareholders of HK$95,290,000 (2002: HK$102,568,000) and the weighted average number of ordinary shares of 2,019,234,400
    (2002: 2,031,401,900) after adjusting for the effects of all dilutive potential ordinary shares.

    The potential issue of ordinary shares in connection with the Company's convertible bonds would not give rise to a decrease in earnings per share and therefore had no dilutive effect on the calculation of diluted earnings per share.

6.  Dividends

                                                                              Six months ended
                                                                                  June 30,
                                                                            2003               2002
                                                                         HK$'000            HK$'000


----------------------------------------------------------------------------------------------------------


         Final dividend in respect of the previous
           financial year, declared during the period                     30,289                  -
         Interim dividend declared after the balance
           sheet date of 1.5 cents per share
           (2002: 1.5 cents)                                              30,289             30,210
----------------------------------------------------------------------------------------------------------


                                                                          60,578             30,210
----------------------------------------------------------------------------------------------------------


         The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

7.       Property, plant and equipment

                                                                                               2003
                                                                                            HK$'000

----------------------------------------------------------------------------------------------------------


         Net book value at January 1                                                      2,302,189
         Additions  -  Network, decoders, cable modems
                       and television production systems                                    151,492
                    -  Others                                                                26,619
         Disposals                                                                           (8,355)
         Depreciation                                                                      (264,352)
         Impairment loss                                                                     (1,951)
         Reclassification                                                                     7,984
----------------------------------------------------------------------------------------------------------


         Net book value at June 30                                                        2,213,626
----------------------------------------------------------------------------------------------------------


8.       Programming library

                                                                                               2003
                                                                                            HK$'000

         -------------------------------------------------------------------------------------------------


         Net book value at January 1                                                        148,851
         Programming licences and rights acquired                                            32,007
         Amortisation                                                                       (42,955)
----------------------------------------------------------------------------------------------------------


         Net book value at June 30                                                          137,903
----------------------------------------------------------------------------------------------------------


9.       Non-current investments

                                                                     At June 30,    At December 31,
                                                                            2003               2002
                                                                         HK$'000            HK$'000

         -------------------------------------------------------------------------------------------------


         Unlisted equity securities                                        9,725             20,957
----------------------------------------------------------------------------------------------------------


10. Investments in debt securities

                                                                     At June 30,    At December 31,
                                                                            2003               2002
                                                                         HK$'000            HK$'000

         -------------------------------------------------------------------------------------------------


         Listed outside Hong Kong, at market value                             -             15,746
----------------------------------------------------------------------------------------------------------


11.  Deposits with financial institutions
     The deposits placed with financial institutions and maturing in 2003 are credit-linked to investment grade debt securities issued by corporates, including a fellow subsidiary.

12.  Accounts receivable from trade debtors
     An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts) is set out as follows:

                                                                     At June 30,    At December 31,
                                                                            2003               2002
                                                                         HK$'000            HK$'000

----------------------------------------------------------------------------------------------------------


         0 to 30 days                                                     73,925             63,700
         31 to 60 days                                                     9,915             12,951
         61 to 90 days                                                     6,884              6,327
         Over 90 days                                                      5,509              6,502
----------------------------------------------------------------------------------------------------------


                                                                          96,233             89,480
----------------------------------------------------------------------------------------------------------


     The Group has a defined credit policy. The general credit terms allowed range from 0 to 30 days.

13.  Amounts due to trade creditors
     An ageing analysis of amounts due to trade creditors is set out as follows:

                                                                     At June 30,    At December 31,
                                                                            2003               2002
                                                                         HK$'000            HK$'000


         -------------------------------------------------------------------------------------------------


         0 to 30 days                                                     17,361             13,746
         31 to 60 days                                                    10,950             15,304
         61 to 90 days                                                     5,520             16,560
         Over 90 days                                                     10,409              7,838
----------------------------------------------------------------------------------------------------------


                                                                          44,240             53,448
----------------------------------------------------------------------------------------------------------


14.  Share capital
     There was no movement in the share capital of the Company during the six months ended June 30, 2003.

     At June 30, 2003, the outstanding options granted under the Company's share option scheme were:

                                                                            Number of options


                                                              Exercise                         Lapsed
       Date options       Period during which                price per       At January 1,      during   At June 30,
       granted            options exercisable                    share                2003  the period          2003
----------------------------------------------------------------------------------------------------------------------------------


       February 8, 2000   April 1, 2001 to December 31, 2009                        HK$10.4917,820,000  (940,000) 16,880,000
       February 19, 2001                                             July 1, 2002 to December 31, 2003     HK$3.30 27,243,800
                          (1,235,500)                                26,008,300
       February 19, 2001                                             July 1, 2002 to December 31, 2005     HK$3.30 13,099,800
                          (529,000)                                  12,570,800
       October 9, 2002    January 1, 2004 to  December 31, 2005                  HK$3.30 380,000      -      380,000

15.      Capital commitments
         Capital commitments outstanding as of June 30, 2003 not provided for in the accounts were as follows:

                                                                     At June 30,    At December 31,
                                                                            2003               2002
                                                                         HK$'000            HK$'000

         -------------------------------------------------------------------------------------------------


         Authorised and contracted for
           - Plant and equipment                                          65,355             61,006
           - Programming rights                                              182                 13
----------------------------------------------------------------------------------------------------------


                                                                          65,537             61,019
----------------------------------------------------------------------------------------------------------


         Authorised but not contracted for
           - Plant and equipment                                          93,209             77,871
           - Programming rights                                           19,327             13,672
----------------------------------------------------------------------------------------------------------


                                                                         112,536             91,543


----------------------------------------------------------------------------------------------------------


16.  Contingent liabilities
     As at June 30, 2003, there were contingent liabilities in respect of the following:

     (a) Nil amount of performance bond (December 31, 2002: HK$10 million) given to the Telecommunications Authority of Hong Kong as required under the Group's fixed telecommunications network services licence.

     (b) The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

     (c) Guarantees, indemnities and letters of awareness to banks totalling HK$139 million (December 31, 2002: HK$19 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at June 30, 2003, HK$8 million (December 31, 2002: HK$7 million) was utilised by the subsidiaries.

     (d) The Group is currently in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations. The outcome of the discussion is uncertain. The management of the Group is of the view that there are ample grounds to support the deductibility of the interest expense and accordingly, no provision has been made in this respect. In addition, the immediate holding company has indemnified the Group against any liability for tax which may arise in consequence of an event occurring on or before November 1, 1999. It is estimated that the maximum tax exposure at June 30, 2003 amounted to HK$104 million (December 31, 2002: HK$99 million), of which HK$64 million (December 31, 2002: HK$64 million) will be indemnified by the immediate holding company.

17.  Related party transactions
     The significant and material related party transactions between the Group and related parties as set out in the annual accounts for the year ended December 31, 2002 continue to take place during the interim reporting period. There is no new significant and material related party transactions entered into by the Group with related parties during the six months ended June 30, 2003.

18.  Post balance sheet event
     After the balance sheet date the directors declared an interim dividend. Further details are disclosed in Note 6.

19.  Review by the audit committee
     The unaudited interim financial report for the six months ended June 30, 2003 has been reviewed by the audit committee of the Company.


DIRECTORS' INTERESTS IN SHARES

At June 30, 2003, Directors of the Company had the following beneficial interests, all being long positions, in the ordinary shares of the Company, of its parent company, namely, The Wharf (Holdings) Limited ("wharf"), and of a subsidiary of Wharf, namely, Harbour Centre Development Limited ("Harbour Centre"):

                                                              No. of Shares      Nature of Interest
----------------------------------------------------------------------------------------------------------

The Company
Mr. Stephen T. H. Ng                                           1,000,000         Personal interest


Mr. Samuel S. F. Wong                                              3,000         Personal interest

Wharf
Mr. Stephen T. H. Ng                                             650,057         Personal interest

Harbour Centre
Mr. F. K. Hu                                                      50,000         Corporate interest

Note: The 50,000 shares regarding OCorporate Interest' in which Mr. F. K. Hu was taken to be interested as stated above was the interest held by a corporation in general meetings of which Mr. Hu was either entitled to exercise (or was taken under Part XV of the Securities and Futures Ordinance (the OSFOO) to be able to exercise) or control the exercise of one-third or more of the voting power.

As at June 30, 2003, Directors of the Company had the following personal interests in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company:

                                                     No. of
                                            ordinary shares
                                             represented by                                       Price
                                                unexercised                                    per share   Consideration
                                        options outstanding                 Period during     to be paid        paid for
                                 Date        throughout the                  which rights    on exercise     the options
Name of Director              granted                period                   exercisable     of options         granted
                       (Day/Month/Year)                                  (Day/Month/Year)          (HK$)           (HK$)
-----------------------------------------------------------------------------------------------------------------------------


Mr. Stephen T. H. Ng(i)    08/02/2000             1,500,000      01/04/2001 to 31/12/2009          10.49              10
                   (ii)    19/02/2001               150,000      01/04/2003 to 31/12/2003           3.30              10
                  (iii)    19/02/2001               700,000      01/07/2002 to 31/12/2005           3.30              10

Mr. Samuel S. F. Wong (i)   08/02/2000               700,000     01/04/2001 to 31/12/2009          10.49              10
                     (ii)   19/02/2001                65,500     01/04/2003 to 31/12/2003           3.30              10
                    (iii)   19/02/2001               241,500     01/07/2003 to 31/12/2005           3.30              10

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Stock Exchange pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests, both long and short positions, held as at June 30, 2003 by any of the Directors or Chief Executive of the Company in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), and

(ii) there existed during the financial period no rights to subscribe for shares, underlying shares and debentures of the Company which were held by any of the Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial period of any such rights by any of them.


SUBSTANTIAL SHAREHOLDERS' INTERESTS

Given below are the names of all parties which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company and the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at June 30, 2003 as recorded in the register kept by the Company under section 336 of the SFO:

         Names                                                               No. of Ordinary Shares
----------------------------------------------------------------------------------------------------------


(i)     Wharf Communications Limited                                                  1,600,009,246

(ii)    The Wharf (Holdings) Limited                                                  1,600,009,246

(iii)   Diplock Holdings Limited                                                      1,602,624,303

(iv)    WF Investment Partners Limited                                                1,602,624,303

(v)     Wheelock and Company Limited                                                  1,603,046,729

(vi)    Bermuda Trust (Guernsey) Limited                                              1,603,046,729

(vii)   Marathon Asset Management Limited                                               102,212,000

Note: For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (vi) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv), (iv) in (v) and (v) in (vi).

All the interests stated above represented long positions and as at June 30, 2003, there were no short positions recorded in the said register.


SHARE OPTION SCHEME

Details of share options granted to Directors of the Company are set out in the above section headed "Directors' interests in shares".

Particulars, and movements during the financial period, of the Company's outstanding share options, which were granted to employees (all being participants with options not exceeding the respective individual limits, and including Directors who were granted share options) working under employment contracts that are regarded as Ocontinuous contractsO for the purposes of the Employment Ordinance, were as follows:

                              No. of            No. of             No. of
                     ordinary shares   ordinary shares    ordinary shares
                      represented by    represented by     represented by                            Price
                         unexercised    options lapsed/       unexercised                        per share
                             options          exercised           options     Period during     to be paid
     Date              outstanding as        during the    outstanding as      which rights    on exercise
     granted           at Jan. 1, `03  financial period   at June 30, `03       exercisable     of options
     (Day/Month/Year)                                                       (Day/Month/Year)         (HK$)
--------------------------------------------------------------------------------------------------------------


(i)        08/02/2000      17,820,000         (940,000)        16,880,000         01/04/2001         10.49
                                                                               to 31/12/2009
(ii)       19/02/2001      27,243,800       (1,235,500)        26,008,300         01/07/2002          3.30
                                                                              to 31/12/2003
(iii)      19/02/2001      13,099,800         (529,000)        12,570,800         01/07/2002          3.30
                                                                              to 31/12/2005
(iv)       09/10/2002         380,000                 -           380,000         01/01/2004          3.30
                                                                              to 31/12/2005
--------------------------------------------------------------------------------------------------------------


                           58,543,600       (2,704,500)        55,839,100


---------------------------------------------------------------------------------------------------------------


Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial period.


PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial period under review.


BOOK CLOSURE

The Register of Members will be closed from Tuesday, September 30, 2003 to Monday, October 6, 2003, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, September 29, 2003.


By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, August 14, 2003

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                        i-CABLE Communications Limited


                                        By:  /s/ Samuel Wong
                                             ------------------------------
                                             Name: Samuel Wong
                                             Title:  Chief Financial Officer

Dated: October 7, 2003